December 1, 2004

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	Blockbuster Inc.
Schedule TO-I filed November 9, 2004 (the “Schedule TO”)

Ladies and Gentlemen:

In connection with responding to comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO of Blockbuster Inc., a Delaware corporation (the “Company”), the Company hereby acknowledges:

(1) The adequacy and accuracy of the disclosure in the filings is the responsibility of the Company.

(2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

(3) Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at 214-854-3000.

Very truly yours,

BLOCKBUSTER INC.

By:	/s/ Larry J. Zine
Name:	Larry J. Zine
Title:	Executive Vice President,
Chief Financial Officer and Chief Administrative Officer